                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                    Under the Securities Exchange Act of 1934
                                (Amendment No. )*


                              H. B. Fuller Company
            --------------------------------------------------------
                                (Name of Issuer)

                                  Common Stock
            --------------------------------------------------------
                         (Title of Class of Securities)

                                    359694106
            --------------------------------------------------------
                                 (CUSIP Number)

                                    12-31-04
            --------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

     /X/   Rule 13d-1(b)

     / /   Rule 13d-1(c)

     / /   Rule 13d-1(d)

     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.    359694106
            -----------

---------------------------------------------------------------------------
(1)  Names of Reporting Persons.
     I.R.S. Identification Nos. of above person (entities only).

       Mairs and Power, Inc.
       41-0844499
---------------------------------------------------------------------------

(2)  Check the Appropriate Box if a Member   (a)  / /
     of a Group (See Instructions)           (b)  /X/
---------------------------------------------------------------------------

(3)  SEC Use Only

---------------------------------------------------------------------------

(4)  Citizenship or Place of Organization
     St. Paul, Minnesota USA
---------------------------------------------------------------------------

Number of               (5)  Sole Voting Power
Shares                         2,047,275 **see Note 1**
Beneficially            ---------------------------------------------------
Owned by
Each Reporting          (6)  Shared Voting Power
Person With:                   0
                        ---------------------------------------------------

                        (7)  Sole Dispositive Power
                               2,047,275 **see Note 1**
                        ---------------------------------------------------

                        (8)  Shared Dispositive Power
                               0
---------------------------------------------------------------------------

(9)  Aggregate Amount Beneficially Owned by Each Reporting Person
          2,047,275 **see Note 1**
---------------------------------------------------------------------------

(10) Check if the Aggregate Amount in Row (9) Excludes Certain Shares (See
     Instructions)          / /
          N/A
---------------------------------------------------------------------------

(11) Percent of Class Represented by Amount in Row (9)
          7.2%
---------------------------------------------------------------------------

(12) Type of Reporting Person (See Instructions)
          IA
---------------------------------------------------------------------------

ITEM 1.

     (a)  Name of Issuer
          H. B. Fuller Company
     ----------------------------------------------------------------------

     (b)  Address of Issuer's Principal Executive Offices
          1200 Willow Lake Boulevard, P. O. Box 64683, St. Paul, MN  55164
     ----------------------------------------------------------------------

ITEM 2.

     (a)  Name of Person Filing
          Mairs and Power, Inc.
     ----------------------------------------------------------------------

     (b)  Address of Principal Business Office or, if none, Residence
          332 Minnesota Street, W-1520 First National Bank Bldg., St. Paul, MN 55101
     ----------------------------------------------------------------------

     (c)  Citizenship
          Minnesota Corporation
     ----------------------------------------------------------------------

     (d)  Title of Class of Securities
          Common Stock
     ----------------------------------------------------------------------

     (e)  CUSIP Number
          359694106
     ----------------------------------------------------------------------

ITEM 3. IF THIS STATEMENT IS FILED PURSUANT TO SECTIONS 240, 13D-1 (b) OR 240, 13d-2 (b) OR (c), CHECK WHETHER THE PERSON FILING IS A:

     (a) / / Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

     (b)       / / Bank as defined in section 3(a)(6) of the Act
               (15 U.S.C. 78c).

     (c) / / Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

     (d) / / Investment company registered under section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8).

     (e) /X/ An investment adviser in accordance with section 240. 13d-1(b)(1)(ii)(E).

     (f)       / / An employee benefit plan or endowment fund in accordance with section 240. 13d-1(b)(1)(ii)(F).

     (g)       / / A parent holding company or control person in accordance with section 240. 13d-1(b)(1)(ii)(G).

     (h) / / A savings association as defined in section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

     (i) / / A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

     (j)       / / Group, in accordance with section 240, 13d-1(b)(1)(ii)(J).

ITEM 4.   OWNERSHIP

     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in item 1.

     (a)  Amount beneficially owned:
               2,047,275 **see Note 1**
     ----------------------------------------------------------------------

     (b)  Percent of class:
               7. 2%
     ----------------------------------------------------------------------

     (c)  Number of shares as to which the person has:

               (i)   Sole power to vote or to direct the vote
                       2,047,275 **see Note 1**
                     ------------------------------------------------------

               (ii)  Shared power to vote or to direct the vote
                       N/A
                     ------------------------------------------------------

               (iii) Sole power to dispose or to direct the disposition of
                       2,047,275 **see Note 1**
                     ------------------------------------------------------

               (iv)  Shared power to dispose or to direct the disposition of
                       N/A
                     ------------------------------------------------------

          **Note 1** Mairs and Power, Inc. ("Mairs and Power"), an investment adviser registered under Section 203 of the Investment Advisers Act of 1940, furnishes investment advice to two investment companies registered under the Investment Company Act of 1940, serves as investment manager to certain other commingled group trusts and separate accounts. These investment companies, trusts and accounts are the "Funds". In its role as investment advisor or manager, Mairs and Power possesses investment and/or voting power over the securities of the Issuer described in this schedule that are owned by the Funds, and may be deemed to be the beneficial owner of the shares of the Issuer held by the Funds. All of the securities reported in this schedule are owned by the Funds. Mairs and Power disclaims beneficial ownership of such securities. In addition, the filing of this Schedule 13G shall not be construed as an admission that the reporting person or any of its affiliates is the beneficial owner of any securities covered by this Schedule 13G for any other purposes than Section 13(d) of the Securities Exchange Act of 1934.

ITEM  5.  OWNERSHIP OF FIVE PERCENT OR LESS OF A CLASS

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. / /

ITEM  6.  OWNERSHIP OF MORE THAN FIVE PERCENT ON BEHALF OF ANOTHER PERSON

          Various persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the Common Stock of H. B. Fuller Company. The interest of one person, Mairs and Power Growth Fund, Inc., an investment company registered under the Investment Company Act of 1940, in the Common Stock of H. B. Fuller Company, amounted to 1,790,000 shares or 6.3% of the total outstanding Common Stock at December 31, 2004.

ITEM 7. IDENTIFICATION AND CLASSIFICATION OF THE SUBSIDIARY WHICH ACQUIRED THE SECURITY BEING REPORTED ON BY THE PARENT HOLDING COMPANY OR CONTROL PERSON

               N/A

ITEM  8.  IDENTIFICATION AND CLASSIFICATION OF MEMBERS OF THE GROUP

               N/A

ITEM  9.  NOTICE OF DISSOLUTION OF GROUP

               N/A

ITEM 10.  CERTIFICATION

               By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.


                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             Mairs and Power, Inc.

                                               February 11, 2005
                                       ----------------------------------
                                                     Date

                                            /s/ William B. Frels
                                       ----------------------------------
                                                   Signature

                                          William B. Frels / President
                                       ----------------------------------
                                                   Name/Title